



Manhattan Brewing Company, LLC Small Business Bond™

Bond Terms:

Bond Yield: 8.0%

Target Raise Amount: $100,000

Minimum Raise Amount: $25,000

Repayment Period: 5 years (60 months)

Offering End Date: July 14th, 2022

Company Details:

Name: Manhattan Brewing Company, LLC

Founded: 2019

Address: 406 Poyntz Avenue
Manhattan, KS 66503

Industry: Breweries

Employees: 9

Website: https://www.mhkbeer.com/

Use of Funds Allocation:

If the maximum raise is met:

$36,500 (36.50%) of the proceeds will go towards working capital
$30,000 (30.00%) of the proceeds will go towards refinancing debt
$30,000 (30.00%) of the proceeds will go towards equipment & installation
$3,500 (3.50%) of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 3,451 Followers; Facebook: 4,396 Followers;





Business Metrics:

	FY20	FY21	YTD 3/31/2022
Total Assets	$1,223,186	$1,116,132	$1,037,049
Cash & Cash Equivalents	$98,524	$129,039	$55,762
Accounts Receivable	$0	$7,355	$885
Short-term Debt	$0	$467	$467
Long-term Debt	$1,013,875	$887,239	$850,467
Revenue	$345,977	$838,064	$175,515
Cost of Goods Sold	$151,848	$245,857	$50,431
Taxes	$0	$0	$0
Net Income	-$142,737	-$76,904	-$41,280

Recognition:

Manhattan Brewing Company, LLC, in business since 2019, is a craft brewery whose leadership has nearly 20 years of collective experience in the craft beer industry.

About:

Manhattan Brewing Company, LLC, incorporated in 2019, is a craft brewery located in the heart of downtown Manhattan, KS. Their goal is to create community and culture through craft beer. With nearly 20 years of collective experience in the craft beer industry, their focus is on brewing and serving high-quality craft beers in a family-friendly atmosphere in the heart of downtown Manhattan to provide the best possible beer experience and education to their hometown community.

For more information, contact our Customer Support Team at support@thesmbx.com

